Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

May 31, 2024

John F. Kernan

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: Carlyle Tactical Private Credit Fund (File No. 811-23319)

Dear Mr. Kernan:

We are writing in response to your follow-up comments provided on April 8, 2024 with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the Annual Report on Form N-CSR for the fiscal year ended December 31, 2023 (the “Annual Report”) of Carlyle Tactical Private Credit Fund (the “Fund”). Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Fund’s future filings. The Fund has considered your comments and have authorized us, on its behalf, to make the responses discussed below.

On behalf of the Fund, set forth below are the SEC staff’s follow-up comments along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report.

Comment 1: Please consider enhancing the individual loan descriptions in the Schedule of Investments to provide security-level detail of all key features of a loan, including the interest rate floor, in lieu of generic footnotes which may only provide indicative information, such as, for example, a general interest rate floor. Please refer to Rule 12-12 of Regulation S-X and the American Institute of Certified Public Accountants’ (“AICPA”) Investment Company Expert Panel Minutes from its February 20, 2018 meeting.

May 31, 2024 Page 2

Response: The Fund acknowledges the SEC staff’s comment and confirms that, in the current presentation of the Schedules of Investments, bank loans are disclosed in accordance with footnotes 1 and 4 of Rule 12-12 of Regulation S-X. With regards to the AICPA Investment Company Expert Panel meeting on February 20, 2018, for securities with caps and floors, the Fund currently discloses the existence and description of a cap/floor. In future filings, the Fund will clarify the language in the note to indicate that interest rate floor features generally range from 0.50% to 1.00%, as this range is applicable to most of the portfolio. The range will be updated, as needed. Additionally, for reference, such investments are currently well above that range, and readers of the financial statements can easily derive if the floor applies, by viewing the difference in the all-in rate and the disclosed margin.

Comment 2: For senior securities, please consider including the average coverage per unit metric, as disclosed in the senior securities table in the Fund’s prospectus, in the audited financial statements.

Response: The Fund will include the asset coverage per unit metric in future financial statement filings.

Comment 3: Please supplementally expand on the valuation disclosure included in the Notes to the Financial Statements for the fiscal year ended December 31, 2023 and the Fund’s prospectus dated April 28, 2023 to describe the process surrounding how the Fund’s fair valuation models evaluate periodic weightings attributable to both observable and unobservable inputs. In your response, please incorporate details of the valuation techniques, inputs and weightings used to derive the fair value of the following loan investment held by the Fund as of December 31, 2023: TruGreen Limited Partnership (CUSIP: 89787RAK8). The staff is aware of observable price indicators in the marketplace that differ significantly from the Fund’s marks for this loan.

Response: U.S. GAAP establishes a hierarchical disclosure framework which ranks the level of observability of market price inputs used in measuring investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and state of the marketplace, including the existence and transparency of transactions between market participants. As noted in its annual report, the Fund indicates that in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

May 31, 2024 Page 3

With respect to an asset’s transfer from one level to another level, the Fund currently takes into consideration the following three criteria to assess the observability of indicative quotes to determine when the transfer may occur:

1.	Depth of quotes is 2 or more

2.	Bid/Ask spread is 2.0 points or less

3.	90-day average Liquidity Score is less than 4.0

In order to transfer up from Level 3 to Level 2, all three criteria noted above must be met for over three consecutive months, as the transfer would take effect in the fourth month. If any one of the three criteria is missed for over three consecutive months, then it would transfer down from Level 2 to Level 3.

To clarify, the assessment of the criteria above is used to determine the fair value leveling hierarchy and does not necessarily determine what inputs are used to value an asset. In limited instances, other factors, such as trading activity may still lead to an asset being valued using the indicative quotes, but the leveling process may categorize that asset as Level 3.

TruGreen Limited Partnership (“TruGreen”) has a first lien term loan with actionable quotes and a second lien term loan that does not have an active market. The Fund has an investment in the second lien term loan.

The Fund received indicative quotes on the second lien term loan from an independent third-party pricing service. The Fund assessed these quotes, taking into consideration the 90-day depth between 1 and 3 quotes, fluctuating bid/ask spread between 3 and 6 points, fluctuating 90-day liquidity score between 5 and 4, and internal view on actionability. Based on the aforementioned factors, the Fund concluded that the indicative quotes were not reasonable or reflective of market activity and as such, the investment was valued with an independent third-party valuation agent. The valuation agent also viewed the indicative quotes as not reasonable or reflective of market activity because of the circumstances described above. The valuation agent based the valuation on a fundamental basis, using an

May 31, 2024 Page 4

income-based approach through a discounted cash flow analysis of the underlying investment. The discount rate used in the discounted cash flow was calculated using re-underwriting, market yield, and relative value analyses, weighted at 50.0%, 25.0%, and 25.0%, respectively. On a relative value basis, actionable quotes on TruGreen’s liquid first lien term loan were used to imply a yield to maturity, with an adjustment factor added to the yield to account for basis between the first and second lien term loans.

Comment 4: Please evaluate the Fund’s accounting policy for revenue recognition of non-accrual income as stated in the Notes to Financial Statements for full compliance with US GAAP. The staff notes that references to accounting treatment options, which are dependent upon management’s judgment, may not fully conform with US GAAP. Please refer to the AICPA’s Investment Companies–Audit and Accounting Guide Sections 2.129 and 2.131.

Response: As indicated in the referenced AICPA guidance, the Fund believes there is inherent judgement regarding collectability of interest and principal that is required to appropriately apply the accounting principles for revenue recognition of non-accrual income. Judgement is required in both (a) Section 2.129 to determine the certainty of whether the cost basis can be recovered through sale or redemption and (b) Section 2.131 to determine the probability of whether interest will be collected and can reasonably estimate the amount of uncollectible interest. Furthermore, the Fund believes it is important for the readers of the financial statements to understand that management’s judgement is used in applying these accounting principles.

The Fund will also clarify the language of its accounting policy to specifically reference treatment of interest received on non-accrual investments to more closely align with the accounting guidance.

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Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz